06040704

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Heller Financial, Inc. Savings and Profit Sharing Plan
260 Long Ridge Road
Stamford, CT 06927

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Heller Financial, Inc. Savings and Profit Sharing Plan

By: ______________________
Name: John T. Hinshaw
Title: Vice President, Compensation, Benefits & HR Operations

Date: June 20, 2006

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

Heller Financial, Inc.
Savings and Profit Sharing Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 20, 2006, relating to the statements of net assets available for plan benefits of Heller Financial, Inc. Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Heller Financial, Inc. Savings and Profit Sharing Plan.

KPMG LLP

New York, New York
June 20, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

December 31, 2005 and 2004

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Heller Financial, Inc. Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Heller Financial, Inc. Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Heller Financial, Inc. Savings and Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Investments, at fair value (note 3):		
Cash and cash equivalents	$ 47,818	$ 54,194
Mutual funds	39,062,122	42,754,299
Common stock	919,817	1,041,188
Pooled investment fund	13,986,304	14,790,598
Participant loans	276,337	476,988
Total investments	54,292,398	59,117,267
Receivables:		
Accrued investment income	15,404	15,662
Net assets available for plan benefits	$ 54,307,802	$ 59,132,929

See accompanying notes to financial statements.

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

		2005		2004
Additions to net assets attributed to:				
Investment income:				
Net appreciation in fair value of investments (note 3)	$	323,225	$	2,924,020
Dividends and interest		1,922,641		1,291,256
Interest on participant loans		18,594		25,319
Total investment income		2,264,460		4,240,595
Deductions from net assets attributed to:				
Benefits paid to participants		(7,089,087)		(5,247,973)
Loan fees (note 1)		(500)		(750)
Net decrease		(4,825,127)		(1,008,128)
Net assets available for plan benefits at:				
Beginning of year		59,132,929		60,141,057
End of year	$	54,307,802	$	59,132,929

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the Heller Financial, Inc. Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan with 401(k) provisions covering substantially all of the employees of Heller Financial, Inc. and subsidiaries (Heller). All full time employees of Heller who were scheduled to work on a regular and continuous basis for a period of six months or more were eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective May 31, 2002, the Plan was amended such that the Plan is frozen and there shall be no additional participants or contributions into the Plan. The Plan is administered by the Plan Administrative Committee (Plan Committee).

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

Contributions

No contributions may be made to the Plan by any participant nor on behalf of any participant. However, rollover contributions to the Plan may be made.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(c) GE Premier Growth Equity Fund – This fund seeks long-term growth of capital and future income rather than current income, which the fund seeks to achieve by investing primarily in growth-oriented equity securities.

(d) GE U.S. Equity Fund –This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(e) State Street Global Advisors (SSgA) S&P 500 Index Fund – Funds are invested in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. The fund seeks long-term capital appreciation.

(f) GE Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments, principally including U.S. and foreign stocks, bonds, money market instruments, and other debt instruments.

(g) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests in fixed-income securities, including government obligations, corporate debt, mortgage and asset-backed instruments, and money-market instruments.

(h) State Street Stable Value Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed-income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participants' Accounts

Participant accounts are credited with an allocation of investment earnings. Allocations to each participant's account are based on the proportion of the participant's account to total Plan participant's account balances. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested balance.

Vesting and Forfeitures

All participants are fully vested in their account balances and earnings thereon.

Prior to May 31, 2002, there were forfeited nonvested accounts. At December 31, 2005 and 2004, these forfeited nonvested accounts (including unrealized appreciation) totaled $27,764 and $26,671.

Participant Loans

Participants may borrow from their fund accounts an amount that is no less than $500 and does not exceed the lesser of $50,000 or 50% of the vested portions of the participant's account. Loan terms range from 1-5 years, but can be longer for the purchase of a primary residence, as determined at the time of the loan. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money. There is a $50 charge for each loan.

Payment of Benefits

Distributions are ordinarily made to participants in a lump sum amount within 90 days following their termination of service, retirement, death, or disability.

Withdrawal of all or part of a participant's 401(k) funds may be authorized by the Plan Committee prior to any of the above in the event of certain defined financial hardships of a participant. Such withdrawals, however, are subject to a 10% penalty tax if the participant is less than 59½ years old and the withdrawal does not qualify for exemption under the Internal Revenue Code (IRC) regulations.

Administrative Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company or Plan Sponsor, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at cost, which approximates fair value. This represents the net asset values of shares held by the Plan as recorded by the investment manager of the fund. GE common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(3) Investments

The fair values of individual investments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
Mutual funds:				
SSgA S&P 500 Index Fund	$ 12,890,099	*	$ 13,834,324	*
GE Premier Growth Equity Fund	12,596,371	*	14,428,884	*
GE Strategic Investment Fund	7,308,235	*	8,397,055	*
GE International Equity Fund	4,075,382	*	3,729,719	*
GE Fixed Income Fund	1,829,727		1,998,888	
GE U.S. Equity Fund	362,308		365,429	
Total mutual funds	39,062,122		42,754,299	
Pooled investment fund:				
State Street Stable Value Fund	13,986,304	*	14,790,598	*
Short-term investments:				
Cash and cash equivalents	47,818		54,194	
Common stock:				
GE Common Stock	919,817		1,041,188	
Participant loans	276,337		476,988	
Total investments	$ 54,292,398		$ 59,117,267	

* Represents 5% or more of Plan's net assets.

During the year the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
GE Common Stock	$ (17,589)	$ 157,162
Mutual funds	340,814	2,766,858
Total	$ 323,225	$ 2,924,020

(4) Risks and Uncertainties

The Plan offers a number of investment options to participants that consist of GE common stock and a variety of investment funds, consisting of mutual funds and pooled investment funds. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across eight participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties-in-Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Plan Termination

Although it has not expressed any intention to terminate the Plan, the Plan Administrator has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based upon their fully vested account balances.

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

HELLER FINANCIAL, INC. SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investment	Number of units	Fair value
*	MG Trust Company	Cash and cash equivalents	47,818	$ 47,818
*	GE Common Stock	Common stock	26,243	919,817
	SSgA S&P 500 Index Fund	Mutual fund	627,255	12,890,099
*	GE Premier Growth Equity Fund	Mutual fund	460,899	12,596,371
*	GE Strategic Investment Fund	Mutual fund	311,785	7,308,235
*	GE International Equity Fund	Mutual fund	240,720	4,075,382
*	GE Fixed Income Fund	Mutual fund	152,340	1,829,727
*	GE U.S. Equity Fund	Mutual fund	13,291	362,308
	State Street Stable Value Fund	Pooled investment fund	776,736	13,986,304
*	Participant loans	42 participant loans, interest rates range from 5.00% to 8.50%	—	276,337
				$ 54,292,398

* Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.